April 15, 2025

Hong Zhifang
Chief Executive Officer
DarkIris Inc.
13F Liberal Factory Building
3 Wing Ming Street
Cheung Sha Wan, Hong Kong

       Re: DarkIris Inc.
           Draft Registration Statement on Form F-1
           Submitted March 17, 2025
           CIK No. 0002058584
Dear Hong Zhifang:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Conventions Which Apply to this Prospectus, page ii

1.     We note that you exclude Hong Kong and Macau from your definition of
PRC    or
          China    for the purpose of your registration statement. Please
revise to remove the
       exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and
       operational risks associated with having operations in the People   s
Republic of China
       (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland
       China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.
 April 15, 2025
Page 2

Prospectus Summary, page 1

2. We note your statement that you "have not . . . independently verified" publications conducted by third party market research companies, and investors are
       "cautioned not to give undue weight to such data and estimates." Such statement may imply an inappropriate disclaimer of liability for such third-party information. Please revise to remove any implication that investors are not entitled to rely on information in your registration statement.
Risk Factors
We will be a "controlled company" within the meaning of the Nasdaq Stock Market Rules..., page 43

3. Please briefly describe the corporate governance requirements that you will not be required to comply with as a controlled company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

4. We note your reference on page 21 that you "track certain performance metrics, including the number of active and paying gameplayers of [y]our games." Please revise to include a discussion of your key operating metrics that management uses to manage the business and that would be material to investors. Refer to
Section III.B of
       SEC Release No. 33-8350.
Capital Needs, page 52

5. Please revise to separately analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the long-term
       (i.e., beyond the next 12 months). Refer to Item 5.B. of Form 20-F. Business
Our Products, page 60

6.     We note your disclosure on page 13 that "two licensed games,    The
Great Story of
       Wei, Shu, and Wu    and    Myth of the Floating Sky    contributed
approximately 62%
       and 53% of [y]our total gross revenue for the fiscal years ended September 30, 2024 and 2023, respectively." We are unable to locate any additional information pertaining to the "Myth of the Floating Sky." Please revise your disclosure to include material information related to the "Myth of the Floating Sky," such as revenue from in-game purchases, total gameplayers, and monthly download volume.
 April 15, 2025
Page 3
Our Major Suppliers, page 67

7. We note that you depend on a small number of suppliers and that four suppliers accounted for 48%, 12%, 12%, and 12% of your total cost of revenue for the fiscal year ended September 30, 2024 and that three suppliers accounted for 50%, 19%, and
       13% of your cost of revenue for the fiscal year ended September 30, 2023. Please revise here to identify your largest supplier and disclose the material terms of any material agreements with this supplier. See Item 3.D and Item 4.B of Form 20-F.
       Additionally, please file any material agreements as exhibits. Refer to Item
       601(b)(10)(ii)(B) of Regulation S-K.
Principal Shareholders, page 92

8. Please revise to identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Vertex International
       Capital Ltd and Topbest International Capital Ltd.
General

9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.

       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Lawrence Venick